NewsRelease
TransCanada’s ANR Pipeline Files Settlement
in Section 4 Rate Case

HOUSTON, TX - September 21, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that its ANR Pipeline Company filed a comprehensive settlement of its current Natural Gas Act Section 4 rate case with the Federal Energy Regulatory Commission (FERC). The settlement, which was supported or unopposed by all parties, settles all issues in its general rate case.

New settlement rates are effective August 1, 2016, subject to ultimate approval of the settlement by FERC. Under the settlement, ANR’s general transportation rates increase by 34.8 percent over previous rates, while storage rates remain essentially unchanged. ANR will retain its seven-zone rate system.

In addition, the settlement includes a three year, US$837 million capital maintenance program to enhance the efficiency, reliability and safety of ANR’s system.

“TransCanada and ANR appreciate the efforts of the parties and FERC staff to reach this comprehensive agreement and avoid costly, time-consuming litigation,” said Stan Chapman, TransCanada senior vice president and general manager, U.S. Natural Gas Pipelines. “This settlement is particularly important given ANR’s role in the market, serving some of the most prolific natural gas producing regions and some of the largest consuming markets in the United States.

“The parties were able to reach agreement on revised rates that reflect the ongoing costs of operating a safe and reliable pipeline as well as new costs and mandates that were not in effect when ANR’s rates were last adjusted more than 20 years ago,” Chapman said. “I am very proud of the effort that went into achieving this important milestone for ANR and its customers.”

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometers (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometers (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of

TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Second Quarter Report to Shareholders dated July 27, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Scott Castleman / Mark Cooper
304-550-0915 or 304-357-2128
TransCanada media line at 1-800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522